NO ACT

PE
3-13-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

09038775

Received SEC
MAR 19 2009
Washington, DC 20549

March 19, 2009

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-09

RE: General Electric Company
Incoming letter dated March 13, 2009

Dear Mr. Mueller:

This is in response to your letter dated March 13, 2009 concerning the shareholder proposal submitted to GE by Edward Rudy and Edith Rudy. We also have received a letter from the proponents dated March 14, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence are also will be provided to the proponents.

In connection with this manner, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Edward Rudy
Edith Rudy

*** FISMA & OMB Memorandum M-07-16 ***

March 19, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated March 13, 2009

The proposal relates to director compensation.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(e)(2) because GE received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that GE did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant GE's request that the 80-day requirement be waived.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

[redacted]

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Saturday, March 14, 2009 1:28 PM
To: CHAIRMANOFFICE; ENFORCEMENT; SReilly@gibsondunn.com; rmueller@gibsondunn.com; Jeffrey.Immelt@ge.com; russell.wilkerson@ge.com; directors@corporate.ge.com; *** FISMA & OMB Memorandum M-07-16 *** matthew.lepore@pfizer.com; Webmaster@Pfizer.com; Jeffrey.Kinder@pfizer.com; Suzanne.Y.Rolon@Pfizer.com; Ed@EdRudy.com; *** FISMA & OMB Memorandum M-07-16 *** debbie.wasserman.schultz@congressnewsletter.net; Jana.Tongson@Schwab.com; ryan.skidmore@schwab.com; ir.contacts@corporate.ge.com; a.latour@wsj.com; bizday@nytimes.com; CNNnewsroom@CNN.com; countdown@msnbc.com; Dateline@NBCUNI.com; editorial@NYtimes.com; ethicalshares@green.net.au; eugenerobinson@washpost.com; ibdnews@investors.com; info@ap.org; jducassi@miamiherald.com; jeff.cox@nbcuni.com; lgibbs@miamiherald.com; managing-editor@nytimes.com; mark.decambre@nypost.com; michaelmiller@communitynewspapers.com; newstips@upi.com; nightly@nbc.com; Paul.Tharp@nypost.com; PowerLunch@CNBC.com; squawkbox@cnbc.com; weekend@cnbc.com; winicov@wharton.upenn.edu
Subject: 1) Pfizer and 2) General Electric proposals of Edward and Edith Rudy
Attachments: FW: Pfizer (Rudy) Supplemental Letter

To: Hon. MARY SCHAPIRO
Chairman, SEC

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATE FINANCE
SEC

Dear Ladies and Gentlemen:

We have on this date, 3/14/09, received notices from the law firm of Gibson, Dunn & Crutcher, representing 1) PFIZER INC and 2) GENERAL ELECTRIC COMPANY that they are requesting "exclusion from 2009 company proxy statement" and/or "NO-Action Request" from the SEC relative to two similar Shareholder Proposals that were submitted for inclusion in the "2009 Proxy Materials" to PFIZER INC and GENERAL ELECTRIC COMPANY.

We understand that PFIZER INC and GENERAL ELECTRIC COMPANY Chair, executives and Board Members would prefer not to run our proposal before their shareholders because it would require, if passed, that they share the burden of any dividend cuts that they have chosen to impose on their shareholders. We believe that this is fair and equitable.

We have substantial holdings in both companies and our holdings have been or will be verified by Charles Schwab. Our account number is *** FISMA & OMB Memorandum M-07-16 ***

Our position is that the objections raised are arbitrary, capricious and inconsequential.

Please direct that these corporations run our proposal in the interest of fairness to shareholders.

Copies of both proposals are attached.

Thank you.

Sincerely yours,

EDWARD RUDY and EDITH RUDY

*** FISMA & OMB Memorandum M-07-16 ***

Contact: Ed Rudy *** FISMA & OMB Memorandum M-07-16 ***
Pfizer, Inc. Stockholder Proposal

Edward Rudy and Edith Rudy, *** FISMA & OMB Memorandum M-07-16 *** **who are the holders of 7,000 shares of Pfizer, Inc., common stock advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:**
"RESOLVED: That the stockholders of Pfizer, Inc,. assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all Pfizer directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of Pfizer, Inc., have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Jeffrey Kinder, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

Contact: Ed Rudy *** FISMA & OMB Memorandum M-07-16 ***
Pfizer, Inc. Stockholder Proposal

Edward Rudy and Edith Rudy, *** FISMA & OMB Memorandum M-07-16 *** **who are the holders of 7,000 shares of Pfizer, Inc., common stock advise the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders:**
"RESOLVED: That the stockholders of Pfizer, Inc,. assembled in annual meeting and by proxy, hereby request that the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including Pfizer officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all Pfizer directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT
Shareholders who are the owners of Pfizer, Inc., have been informed that they will be subjected to A dividend reduction of 50% by the Chairman of the Board, Jeffrey Kinder, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision. It will require a 100% increase in the drastically reduced new dividend rate for restoration to its former level. We believe that the Board of Directors may look with favor upon restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
f you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

****

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GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

March 13, 2009

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareowner Proposal of Edward and Edith Rudy*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareowners (collectively, the "2009 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Edward and Edith Rudy (the "Proponents"). The Proposal concerns reducing compensation paid to the Company's Board of Directors if dividends paid to the Company's shareowners are reduced. A copy of the Proposal is attached to this letter as Exhibit A. Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proponents failed to timely submit the Proposal. In addition, the Company requests that the Staff waive the 80-day deadline in Rule 14a-8(j)(1) for good cause.

As disclosed in the Company's 2008 proxy statement, shareowners can submit proposals for inclusion in the Company's proxy materials and form of proxy by complying with Commission Rule 14a-8. The other deadline discussed in the Company's 2008 proxy statement is set forth in the Company's By-laws, and pertains only to whether the matter otherwise properly can be presented for consideration at the 2009 Annual Meeting even though not included in the proxy statement. We note that it is unclear from the Proposal whether the Proponents intended to submit the Proposal under Rule 14a-8 or pursuant to the provisions set forth in the Company's By-laws. The Staff has found that where it is unclear whether a proposal was made under Rule 14a-8, the Staff will consider a no-action request regarding the proposal to the extent it involves Rule 14a-8. *See, e.g., General Electric Co.* (avail. Mar. 7, 2006); *General Electric Co.* (avail. Mar. 16, 2004) (permitting exclusion under Rule 14a-8(e)(2) when it was unclear whether the proposal was made under Rule 14a-8 or was a proposal to be presented directly at the annual meeting). Thus, to the extent that the Proposal was submitted under Rule 14a-8, we hereby request that the Staff concur that it is excludable under Rule 14a-8(e)(2).

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponents Failed to Timely Submit the Proposal.

Under Rule 14a-8(e)(2), a shareowner proposal submitted with respect to a company's regularly scheduled annual meeting must be received at the company's "principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-5(e), the Company disclosed in its 2008 proxy statement the deadline for submitting shareowner proposals, as well as the method for submitting such proposals, for the Company's 2009 Annual Meeting. Specifically, page 44 of the Company's 2008 proxy statement (a copy of which is attached to this letter as Exhibit B) states:

> Shareowner Proposals for Inclusion in Next Year's Proxy Statement
>
> To be considered for inclusion in next year's proxy statement, shareowner proposals, submitted in accordance with the SEC's Rule 14a-8, must be received at our principal executive offices no later than the close of business on November 10, 2008. Proposals should be addressed to Brackett B. Denniston III,

Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

The Proposal was submitted to the Company via e-mail on February 12, 2009, over three months after the November 10, 2008 deadline.

Rule 14a-8(e)(2) provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2008 Annual Meeting of Shareowners was held on April 23, 2008. The Company's 2009 Annual Meeting is scheduled to be held on April 22, 2009. Accordingly, the meeting is not being moved by more than 30 days, and thus, the deadline for shareowner proposals is that which is disclosed in the Company's 2008 proxy statement.

On numerous occasions, the Staff has concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was submitted to the company on an untimely basis. *See, e.g.*, *Verizon Communications, Inc.* (avail. Jan. 29, 2008) (permitting the exclusion of a proposal submitted to the company's principal executive office 20 days after the deadline); *City National Corp.* (avail. Jan. 17, 2008) (concurring in the exclusion of a proposal when it was received one day after the deadline, even though it was mailed one week earlier); *General Electric Co.* (avail. Mar. 7, 2006) (permitting the exclusion of a proposal received over two months after the deadline stated in the previous year's proxy statement).

The Company has not provided the Proponents with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be cured. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice under Rule 14a-8(f)(1) in order for the Proposal to be excluded under Rule 14a-8(e)(2).

We therefore request that the Staff concur that the Proposal may properly be excluded from the 2009 Proxy Materials because the Proponents failed to submit the Proposal within the time frame required under Rule 14a-8(e)(2).

II. Waiver of the 80-Day Requirement in Rule 14a-8(j)(1) is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." The Company did not receive the Proposal until February 12, 2009, after the 80-day deadline, and while it is unclear whether the Proposal is intended to be submitted pursuant to Rule 14a-8, the Company nevertheless has determined to seek confirmation of the Staff that the Proposal is excludable under that rule. The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004) (indicating that the "most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed"); *Barnes & Noble, Inc.* (avail. June 3, 2008); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *General Electric Co.* (avail. Mar. 7, 2006); *General Electric Co.* (avail. Feb. 10, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

The Proposal was submitted to the Company after the 80-day deadline had passed. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465.

Sincerely,

Ronald O. Mueller

ROM/tss
Enclosures

cc: Craig T. Beazer, General Electric Company
Edward Rudy

100605552_4 (Late Proposal (Rudy) No Action Request) (2).DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

From: SMA & OMB Memorandum M-07-16 ***

Sent: Thursday, February 12, 2009 9:01 PM

To: Immelt, Jeffrey (GE, Corporate)

Cc: enforcement@sec.gov

Subject: GENERAL ELECTRIC CO SHAREHOLDER PROPOSAL

Contact: Ed Rudy OMB Memorandum M-07-16 ***

GENERAL ELECTRIC CO. Stockholder Proposal

Edward Rudy and Edith Rudy, *** FISMA & OMB Memorandum M-07-16 *** who are the holders of 4,000 shares of **GENERAL ELECTRIC CO.**, common stock (in Charles Schwab account MB Memorand) advise 16 *** the corporation that they intend to present the following proposal at the Annual Meeting of Stockholders: "RESOLVED: That the stockholders of **GENERAL ELECTRIC CO.** assembled in annual meeting and by proxy, hereby request that, IN THE EVENT THAT IT IS DETERMINED THAT THERE SHALL BE A REDUCTION IN DIVIDENDS TO BE PAID TO HOLDERS OF **GENERAL ELECTRIC CO** COMMON STOCK, the Board of Directors take the steps necessary to provide for an immediate reduction in stipends, fees, salaries, stock options, and/or other remuneration being paid to members of the Board of Directors, including **GENERAL ELECTRIC CO** officers and executives who also serve as directors, to the exact percentage reduction which has been approved by the Board of Directors for dividends payable to the shareholders of the corporation and, furthermore, said reduction shall not be restored or payments to all **GENERAL ELECTRIC CO** directors increased except in the exact same percentages as are approved for future increases in shareholder common stock dividends."

The following statement is submitted by Edward and Edith Rudy in support of the proposal:

SUPPORTING STATEMENT

Shareholders who are the owners of **GENERAL ELECTRIC CO**, may be subjected to a dividend reduction according to news reports, and we believe that, if this drastic and unprecedented step is necessary, the Board of Directors should fully participate with the non-director shareholder owners in the trauma of this decision.
Jeffrey Immelt, Chairman of the Board, Chief Executive Officer has stated:
"The Board and I believe that it is in the best interests of the Company's shareowners to continue to pay an attractive dividend. The Board and I will continue to evaluate the Company's dividend level for the second half of 2009 in light of the growing uncertainty in the economy, including U.S. government actions, rising unemployment and the recent announcements by the rating agencies.
"Our fundamental priorities will remain keeping the Company safe and secure in the current environment and investing in attractive growth opportunities."

We believe that the Board of Directors may look with favor upon retaining and/or (if it is reduced) restoring the dividend rate because, with the approval of this resolution, the directors will benefit equally with the shareholder owners.
If you agree, please mark your ballot in favor of this resolution; otherwise it is automatically cast in opposition to this shareholder proposal, unless you have indicated that you wish to abstain from voting on this proposal.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

Notice of 2008 Annual Meeting and Proxy Statement

If investors wish to register opposition to a pay package(s) in the previous year, withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction.

Accordingly, we urge the board to allow shareholders to express their opinion about senior executive compensation by establishing an annual referendum process. The results of such a vote could provide our board with useful information about shareholder views on the company's senior executive compensation, as reported each year.

Your Board of Directors recommends a vote AGAINST this proposal.

GE has a strong record of responsiveness to shareowner concerns and we are committed to responsible corporate governance practices, including giving shareowners appropriate and meaningful tools to hold companies and boards of directors accountable in setting executive pay. Our commitment to director accountability is evidenced by last year's amendment to our certificate of incorporation requiring director nominees to receive an affirmative majority of the votes cast at a shareowners' meeting to be elected. This important step allows shareowners to have a direct impact on directors' decisions through the director election process, including executive pay decisions.

An advisory vote on executive pay is an interesting potential governance reform and we have studied it carefully. We will continue to monitor developments in this area and engage our large shareowners about it. Although we will continue to study this potential reform, we do not believe it makes sense for GE to adopt it at this time.

We believe that an independent, well-informed and experienced committee of the board of directors is in the best position to make judgments about the amount and form of executive compensation. The type of non-binding advisory vote that this proposal seeks would not, in our view, help our MDCC in fulfilling its fiduciary duty in setting executive pay because it would not provide specific and actionable input about pay decisions. We actively engage our large shareowners on a full range of governance issues, including executive compensation, and we believe there are adequate means for our shareowners to advise management and the Board of specific concerns about executive pay issues.

In addition, we believe that an advisory vote on the MDCC's report contained in the proxy statement is an unnecessary initiative at this time because we believe that the combined effect of several forces has resulted in greater director accountability in setting executive pay. These forces include (1) SEC, stock exchange and IRS independence requirements for compensation committee members, (2) SEC rules that require extensive disclosure of the elements of compensation and a thorough explanation of the company's compensation philosophy and practices and the basis for particular pay decisions, (3) widespread adoption of majority voting in the election of directors, (4) increased media attention and focus on executive compensation, and (5) increased dialogue between companies and shareowners on executive pay. We believe the impact of these reforms and trends has been demonstrated by developments at many companies over the past year and will increasingly have direct and observable effects on executive compensation determinations.

Additional Information

- **Shareowner Proposals for Inclusion in Next Year's Proxy Statement**

To be considered for inclusion in next year's proxy statement, shareowner proposals, submitted in accordance with the SEC's Rule 14a-8, must be received at our principal executive offices no later than the close of business on November 10, 2008. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828.

- **Other Shareowner Proposals for Presentation at Next Year's Annual Meeting**

Our by-laws require that any shareowner proposal that is not submitted for inclusion in next year's proxy statement under SEC Rule 14a-8, but is instead sought to be presented directly at the 2009 Annual Meeting, must be received at our principal executive offices not less than 90 days prior to the first anniversary of the 2008 Annual Meeting. As a result, proposals submitted pursuant to these provisions of our by-laws must be received no later than by the close of business on January 23, 2009. Proposals should be addressed to Brackett B. Denniston III, Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, Connecticut 06828 and include the information set forth in those by-laws, which are posted on our website. SEC rules permit management to vote proxies in its discretion if the shareowner does not comply with this deadline, and in certain other cases notwithstanding the shareowner's compliance with this deadline.